July 31, 1997

                   QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month period ended June 30, 1997, and 1996, total revenues increased 3.2% from $475,815 to $490,974 and total expenses increased 13.5% from $351,030 to $398,393. As a result, net income decreased 25.8% from $124,785 for the three month period ended June 30, 1996, to $92,581 for the same period in 1997. Occupancy levels for the Partnership's six mini-storage facilities averaged 89.4% for the three month period ended June 30, 1997, and 87.6% for the same period in 1996. Rental revenue increased as a result of higher occupancy and unit rental rates. The Partnership is continuing its marketing effort to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $42,300 (13.5%) as a result of increases in yellow pages advertising costs, maintenance and repair, office and salaries and wage expenses. General and administrative expenses increased approximately $5,100 (13.9%) primarily as a result of Colorado State Taxes, which were levied for the first time, partially offset by a decrease in incentive management fees. Incentive management fees which are based on cash available for distribution, decreased as a result of the decrease in net income.

For the six month periods ended June 30, 1997, and 1996, total revenues increased 2.2% from $941,171 to $962,290 and total expenses increased 6.7% from $712,589 to $760,188. As a result, net income decreased 11.6% from $228,582 for the six months ended September 30, 1996, to $202,102 for the same period in 1997.  Rental revenue increased as a result of higher occupancy
and  unit  rental rates  during the   first  six  months  of  the  period.
Operating expenses increased approximately $42,800 (7%) primarily due to the same reasons as discussed above. General and administrative expenses increased approximately $4,800 (4.9%) primarily due to the same reasons as discussed above.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President